May 30, 2018

Ilya Nikolayev
Chief Executive Officer
Tapinator, Inc.
110 West 40th Street, Suite 1902
New York, NY 10018

       Re: Tapinator, Inc.
           Registration Statement on Form S-1
           Filed April 30, 2018
           File No. 333-224531

Dear Mr. Nikolayev:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 30, 2018

Prospectus Summary
The Offering, page 2

1. Please disclose on the cover page and in the prospectus summary that your principal shareholders, officers and directors hold a majority of the shares outstanding. Add a risk factor that discloses that your principal shareholders, officers and directors will have the ability to substantially influence corporate actions.
2. The number of common shares outstanding after this offering assumes the exercise of
       31,400,002 warrants. Please tell us whether the warrant holders have formally agreed to exercise the warrants at or prior to effectiveness. If not, please remove such shares from
 Ilya Nikolayev
FirstName Inc.
Tapinator, LastNameIlya Nikolayev
Comapany NameTapinator, Inc.
May 30, 2018
May 30, 2018 Page 2
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         the common stock outstanding after this offering. Alternatively, if you have binding agreements for the exercise of such warrants, please include a discussion of such agreements including when the warrants will be exercised and revise your use of proceeds discussion to disclose the amounts you will receive upon exercise. Risk Factors
It may be illegal now, or in the future, to acquire, own, hold, sell or use Ethereum, page 7

3. You state that digital assets "generally are not regulated or are lightly regulated in most countries." We note, however, that certain jurisdictions, including the United States, have a regulatory framework that is applicable to these assets, particularly with respect to their issuance and trading in secondary markets. Given your disclosure that restrictions on the acquisition, ownership, holding, sale, use or trading of digital assets may have a material adverse effect on your business, please revise to address the specific risks to the company related to its compliance with existing federal securities laws and regulations.
Business
Products, page 27

4. You disclose that the two games under development "will leverage blockchain technology for both payment (i.e., the purchase & sale of virtual assets) and the storage of these assets via non-fungible tokens." Please clarify whether you intend to accept payment of cryptocurrencies on your platform and disclose the currencies that are or will be accepted.
         To the extent that you begin to accept cryptocurrencies for payment in the future, consider whether they are securities and, if so, what material risks and/or uncertainties you will face, including those under the Investment Company Act of 1940. Executive Officers and Directors, page 32

5. Please provide support for your statements that the Chief Executive Officer "created one of the first successful Facebook applications" and that he generated "a significant return for all of its investors."
General

6. You state that the tokens or crypto-collectibles can be traded, bought or sold to users and that players have perpetual rights to trade and use their items both within and outside of the game's ecosystem. Please explain whether you believe your platform constitutes an exchange under the Exchange Act and, if so, what obligations you have as an exchange.
7. Please provide a detailed analysis explaining whether you believe the non-fungible tokens and crypto-collectibles that will be issued as part of your Blockchain Games are securities as defined in Section 2(a)(1) of the Securities Act. Your analysis should specifically address the distinct characteristics of each kind of token or crypto-collectible and how those characteristics affect your conclusions.
 Ilya Nikolayev
Tapinator, Inc.
May 30, 2018
Page 3
8. Please file updated interim financial statements in accordance with Rule 8-08 of
       Regulation S-X.
9. You state that you qualify as an emerging growth company as defined in the JOBS Act.
       Please revise your prospectus to:

           Describe how and when a company may lose emerging growth company status;
           Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and
Section 14(a)
           and (b) of the Securities Exchange Act of 1934; and State your election under Section 107(b) of the JOBS Act
           o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
           o If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the
              adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.
               Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



FirstName LastNameIlya Nikolayev                             Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameTapinator, Inc.
                                                             and Services
May 30, 2018 Page 3
cc:       Jeffrey M. Quick, Esq.
FirstName LastName